UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Date of Report: July 2022
Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.
(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02
Marina Bay Financial Centre
018981, Singapore
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Maxeon to Supply Approximately 600MWdc of its Performance Series Solar Panels to Cypress Creek Renewables

In line with Maxeon Solar Technologies, Ltd's (the "Company") efforts to expand sales of its Performance Series solar panels to US utility-scale customers, Maxeon Americas, Inc., a subsidiary of the Company (“Maxeon USA”) entered into a Solar Module Supply Agreement (the “Supply Agreement”) with a wholly-owned subsidiary of Cypress Creek Renewables ("CCR"). The Agreement is effective as of June 22, 2022. Under the Supply Agreement, Maxeon USA has agreed to sell approximately 600MWdc of its Performance Series solar panels for use in CCR’s utility-scale projects located in the United States. Deliveries are scheduled to begin in April, 2024, with the final solar panel deliveries scheduled for December, 2024. Under the Supply Agreement, CCR has agreed to make an advance payment equal to approximately one-third of the total target Supply Agreement price. Half of the advance payment will be made on or around the end of June 2022 and the other half will be paid in September 2022. Maxeon USA has agreed to provide a letter of credit reflective of customary market terms within the solar industry The Company has agreed to provide a guarantee of Maxeon USA’s obligations under the Supply Agreement which will remain valid until three years after Maxeon USA’s final delivery of the solar panels.

The Supply Agreement contains an indexed pricing provision that tracks five production commodities: polysilicon, aluminum, glass ("soda/ash”), transpacific container freight, and crude oil. Under this provision, the final price paid for the modules may be adjusted if actual commodities’ prices as published in the identified indices on the first calendar day of the prior quarter differ from agreed baseline values. Subject to an agreed allowance for any commodity price fluctuations, higher commodity pricing will require the final module price to be adjusted higher; while lower commodity pricing will require a discount to the final module price. In the event that adjustments to the final module price result in an increase in or discount to the final module price by greater than 15%, Maxeon USA or CCR, as the case may be, may have a right to elect to terminate the Supply Agreement for convenience without penalty or damages subject to certain terms and conditions. In the event CCR exercises its termination for convenience right, Maxeon USA may have an obligation to refund some amount of the advance payment received from CCR, which amount will depend on when CCR exercised its termination right. The Supply Agreement also contains certain technical terms and conditions, such as setting out detailed quality, testing, and performance specifications. In the event Maxeon USA is unable to deliver conforming solar panels pursuant to the required delivery schedule, Maxeon USA is required to pay damages for such delivery delays subject to an agreed upon cap. In the event that delay damage liability reaches the cap, CCR may terminate the Supply Agreement for cause. All solar panels will be covered by a 12-year product warranty, and a 30-year power warranty. The Supply Agreement also contains a termination for convenience provision whereby CCR may terminate the Supply Agreement early (in whole or in part), provided CCR pays certain liquidated damages to Maxeon USA The Supply Agreement also contains provisions customary within the solar industry such as limitation of liability, termination for cause, force majeure, change in law, serial defects remedies, a tariff-sharing arrangement, and compliance with applicable environmental, social and governance laws.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

July 1, 2022	By:	/s/ Kai Strohbecke
Kai Strohbecke
Chief Financial Officer